December 23, 2010

BY EDGAR AND OVERNIGHT MAIL

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Renal Holdings Inc.

Registration Statement on Form S-4/A

File No. 333-170376

Filed on December 6, 2010

Dear Mr. Reynolds:

This letter is submitted on behalf of American Renal Holdings Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4/A filed with the Commission on December 6, 2010 (file number 333-170376, the “Registration Statement”). Such comments are set forth in the Staff’s letter, dated December 21, 2010 (the “Comment Letter”), to Joseph Carlucci, Chief Executive Officer of the Company. The Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on the date hereof, which includes revisions to reflect responses to the Staff’s comments. The Company will separately deliver to you copies of Amendment No. 2, which will be marked to show changes from the preliminary prospectus contained in the Registration Statement.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with the Company’s responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the preliminary prospectus contained in Amendment No. 2.

Summary of the Transactions, page 7

1.	We note your statement that “certain members of ARH’s management contributed a portion of their existing equity ownership in ARH in exchange for newly issued shares of common stock and options to purchase common stock of the Parent.” Please revise to briefly address the amount of existing equity ownership in ARH exchanged and the amount of common stock and options to purchase common stock in the Parent received.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised page 7 of Amendment No. 2 to include the requested disclosure.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 17

2.	We note the pro forma adjusted EBITDA values you disclose on page 18 for the year ended December 31, 2009 and for the period from May 8, 2010 to September 30, 2010 do not agree to the reconciliation you provide at footnote (1) on page 20. It appears you have added your ‘management fee’ to the reconciliation, but failed to include such amounts within your calculations at page 18. Please revise your calculations to ensure consistency in your next amendment.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the pro forma adjusted EBITDA amounts on page 18 of Amendment No. 2 to reconcile with footnote (1) on page 20 of Amendment No. 2.

Notes to Unaudited Pro Forma Financial Information, page 54

3.	We note your response to our comment 11 of our letter dated December 1, 2010 and your revised disclosure at footnote h) to your pro forma financial data. Please add disclosure describing how you calculated your income tax adjustment for the year ended December 31, 2009. In addition, please provide additional detail describing your calculation of a tax rate of 10.9% for the successor period and tell us how the rate is factually supportable.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised page 55 of Amendment No. 2 to include the following disclosure regarding the Company’s calculation of income tax adjustment for the year ended December 31, 2009:

“Our income tax provision principally relates to our share of pre-tax income from our majority owned subsidiaries as these subsidiaries are all pass-through entities for tax purposes. Therefore, we do not incur tax on the share of pre-tax income attributable to noncontrolling interests. This results in a substantially lower effective rate when our income tax provision is calculated as a percentage of total pre-tax income. When our income tax provision is calculated as a percentage of our share of pre-tax income, the pro forma effective tax rate estimated was 37.8% which was based on our statutory federal rate of 35% and an estimated state effective rate, net of federal benefit, of approximately 2.8%.”

In addition, in response to the Staff’s comment, the Company calculated the tax rate of 10.9% as follows (in thousands):

Income before income taxes	$27,496
Less: Income attributable to minority interests	(19,583)

Income before income taxes attributable to ARH	$7,913
Estimated effective tax rate attributable to ARH	37.8%

Estimated income tax provision	$2,992

Estimated income tax provision	$2,992
Income before income taxes	$27,496
Resulting effective tax rate	10.9%

Because the estimated effective tax rate attributable to ARH is based on a combination of ARH’s statutory federal tax rate of 35% and an estimated state effective rate of 2.8%, the Company believes the estimated 37.8% pro forma effective tax rate is factually supportable.

Business, page 84

4.	We note your response to comment 20. Please revise to include your response in an appropriate place in your business discussion. Additionally, advise us why the company believes that no risk factor discussion is necessary regarding the corporate practice of medicine or similar doctrines. We may have further comment.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised page 95 of Amendment No. 2 to include the requested disclosure. In addition, the Company has revised pages 24 and 26 of “Risk Factors” in Amendment No. 2 to include discussion of risks associated with the corporate practice of medicine and similar doctrines.

Management and Board of Directors, page 103

5.

We reissue in part comment 22 of our letter dated December 1, 2010. Please briefly describe the business experience of your officers and directors for the past five years. We note that in some instances it is unclear what positions were held during the past five years due to the lack of start and end dates for such positions. Furthermore, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your directors should serve in such capacity in light of your business and structure. See Item 401(e)(1) of Regulation S-k.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised pages 103 and 104 of Amendment No. 2 to include the requested disclosure.

Executive Compensation, page 107

6.	We reissue in part comment 25 of our letter dated December 1, 2010. Please revise to clarify the relationship between not meeting, meeting or exceeding your EBITDA target or patient number target on the Bonus Pool. Furthermore, it appears that the Bonus Pool for 2009 exceeds the “aggregate maximum amount of the Bonus Pool” described in the third sentence under Annual Cash Bonuses on page 108.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised page 108 of Amendment No. 2 to discuss the relationship between achievement of performance targets and the amount of the bonus pool. In addition, the Company has revised page 108 of Amendment No. 2 to indicate that the sum of 50% of the base salary of each of Messrs. Carlucci, Ford, Kamal and McDonough represents the “aggregate target amount of the Bonus Pool” rather than the “aggregate maximum amount of the Bonus Pool.”

7.	We reissue in part comment 26 of our letter dated December 1, 2010. Please revise to briefly clarify the “substantial changes” in Mr. Ford’s role in 2009 that led to his bonus, as referenced in the first paragraph of page 109.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised page 109 of Amendment No. 2 to clarify the “substantial changes” in Mr. Ford’s role in 2009 that led to his bonus.

Schedule II - Valuation and Qualifying Accounts, page F-39

8.	We note from your response to prior comment 36 of our letter dated December 1, 2010 that you have revised the disclosure on page F-39 to present separately the balances and activities of your allowance for doubtful accounts. Please also revise your Schedule to include the balances and activities of your allowance for contractual adjustments.

Response to Comment No. 8

In response to the Staff’s comment, the Company respectfully notes that contractual adjustments are recorded when the Company recognizes revenue at the time services are provided. These revenue adjustments are necessary as the amount initially billed to the patient’s insurance carrier varies from the amount that we estimate will ultimately be paid. In substance, these revenue adjustments, or contractual adjustments, are a sales adjustment required to properly recognize revenue. Contractual adjustments are not established to adjust the value of balance sheet accounts even though they must offset accounts receivable for practical reasons.

Contractual adjustments are part of the revenue recognition process for most healthcare providers and for all providers of kidney dialysis services. Based on our review of public filings of our primary competitors, only the allowance for doubtful accounts is presented in Schedule II.

As a result, the Company believes that contractual adjustments are not required to be presented under Schedule II – Valuation and Qualifying Accounts.

**********

The company respectfully believes that the proposed modifications to the Registration Statement and the supplemental information contained herein are responsive to the Staff’s comments. Please do not hesitate to call Stephan Feder at (212) 455-7405 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Jay Williamson

American Renal Holdings Inc.
Joseph Carlucci

5